SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company"), in compliance with CVM Instruction 358/02, informs its shareholders and the market that it executed, on this date, two agreements with the competent authorities aiming at terminating the public-interest civil actions (“ACP”) against Braskem related to the compensation of the residents (“ACP of Residents”) and to the socio-environmental remediation (“ACP Socio-environmental”), in each case, related to the geological event in Alagoas, as detailed below:

(A)	In regards to the ACP of Residents from April 2019: Braskem signed the second amendment to the agreement dated as of January 3, 2020 with the Alagoas State Public Defender's Office (DPE), the Federal Prosecution Office in Alagoas (MPF), the Alagoas State Prosecution Office (MPE) and the Federal Public Defender's Office (DPU) (“Agreement to Compensate Residents”).

In this regard, the Company disclosed Material Facts on January 3, July 15 and September 15, 2020.

In December 2020, the Civil Defense of Maceió updated the Map of Sectors of Damage and Priority Action Lines (“Civil Defense Map”). In the context of the discussions with DPE, MPF, MPE and DPU to terminate the ACP of Residents, the Company included in the Financial Compensation and Support for Relocation Program (“PCF”) the relocation of additional properties defined by both the Civil Defense Map and the independent expert technical studies engaged by the Company (“Studies”), as Material Fact disclosed on September 15, 2020. For this purpose, the Company estimates the amount of approximately R$300 million, in addition to the amount related to the ACP of Residents already provisioned by the Company at the end of the third quarter of 2020.

Additionally, the Company, DPE, MPF, MPE and DPU agreed with: (i) the creation of a technical group with the objective of monitoring the geological event and studying the areas adjacent to the Civil Defense Map for a period of five years; (ii) the transfer of R$1 billion of the amount provisioned above to a bank account of Braskem specifically for funding the PCF, in 10 monthly installments in the amount of R$100 million each, starting in January 2021; and (iii) the reduction of the surety bond already presented by Braskem to the Court, as Material Fact disclosed on January 3, 2020, by R$200 million to the total reduced amount of approximately R$1.8 billion.

Upon court approval of the Agreement to Compensate Residents, the ACP of the Residents will be extinguished.

(B)	In regards to the ACP Socio-environmental from August 2019: Braskem signed an “Agreement to Extinguish the Socio-environmental Civil Action” with the MPF and MPE, as an intervening party.(“Agreement for Socio-environmental Remediation”).

As previously disclosed, the Company had been negotiating with the competent authorities in relation to the ACP Socio-Environmental proposed by MPF due to the geological event in Alagoas. Such negotiations concluded with the execution of the Agreement for Socio-environmental Remediation in which the Company commits, primarily, to (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate for potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió; and (iii) repair, mitigate or compensate for potential socio-urbanistic impacts and damages resulting from salt extraction activities in the city of Maceió, as detailed below.

(i)	For the stabilization of the cavities and monitoring of the soil, the Company will continue with the implementation of the measures of the mine closure plan elaborated by Braskem and in the process of approval by the National Mining Agency (“ANM”), which measures may need to be adjusted until the stability of the cavities is verified. At the end of the third quarter of 2020, the Company recorded a provision in the amount of approximately R$1.2 billion to implement the measures of the mine closure plan elaborated by Braskem that have been approved so far by ANM. In addition, in relation to the Material Fact disclosed on November 26, 2020 related to a letter from ANM regarding measures for the closure of the salt extraction activities in Maceió, with an additional estimated amount of approximately R$3 billion, the Company informs that is still in discussions with ANM about such proposed measures to the mine closure plan. As the discussions with ANM are still ongoing, it is not possible to predict the outcome of such discussions or its potential effect in terms of additional provisions.
(ii)	With respect to potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company engaged, in consultation with MPF, an well-known expert and independent company to assess and recommend measures for repair, mitigation or compensation of the environmental impacts that may be identified as a result of the salt extraction activities in the city of Maceió. After the completion of such study, the Company will implement and fund the potential measures recommended by such study that to be agreed between the Company and MPF. As the study is still in progress, it is not possible to predict the outcome of such study or its potential effect in terms of in additional provisions.

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(iii)	With respect to socio-urbanistic impacts and damages resulting from the salt extraction activities in the city of Maceió, the Company will allocate the total amount of R$1.3 billion, of which approximately R$800 million was included in the provision of social and environmental measures at the end of the third quarter of 2020, to implement actions and measures in the vacated areas, and actions relating urban mobility and social compensation.

Additionally, the Company and MPF agreed: (i) to allocate the additional amount of R$300 million for social damages and collective moral damages indemnification and for eventual contingencies related to actions in the vacated areas and urban mobility actions; (ii) with the constitution of a secured interest on certain of the Company's assets in the amount of R$2.8 billion to replace the surety bond previously presented by Braskem to the Court in the amount of R$1 billion, as Material Fact disclosed on January 3, 2020; and (iii) to engage specialized consultants to support the definition of the measures established in the Agreement for Socio-environmental Remediation and to update the socio-environmental compliance program of the Company, with an estimate amount of approximately R$45 million.

With the court approval of the Agreement for Socio-environmental Remediation, the ACP Socio-Environmental will be terminated in relation to Braskem and related civil inquiries, including civil inquiry launched by the MPE in June 2020. Additionally, this agreement provides for the possibility of other interested parties joining, at the discretion of the parties.

Thus, considering the amounts already provisioned by the Company on the subject related to the ACP Socio-environmental at the end of the third quarter of 2020 and the additional measures set forth above, the Company estimates the additional amount of approximately R$900 million to implement these measures defined in the Agreement for Socio-environment Remediation.

Accordingly, the preliminary estimate of the additional measures due to the agreements execution is approximately R$1.2 billion, in addition to the total amount of R$7.9 billion already provisioned by the Company at the end of the third quarter of 2020 according to the table below.

The execution of the Agreement to Compensate Residents and for Socio-environment Remediation represents an important development related to the geological event of Alagoas and its potential impacts.

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To the extent required by applicable law, the Company will keep the market informed of material developments concerning the geological event in Alagoas and related proceedings, as well as negotiations with other interested entities and individuals. The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

For further clarification, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, December 30, 2020.

Pedro van Langendonck Teixeira de Freitas

Diretor Financeiro e de Relações com Investidores

Braskem S.A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management's current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC's website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.